Exhibit 99.3

Report of Independent Registered Public Accounting Firm on Compliance

The Board of Directors
Principal Financial Group, Inc.
Principal Life Insurance Company

We have examined management’s assertion, included in the accompanying report titled Report of Management on Compliance, that Principal Financial Group, Inc. and Principal Life Insurance Company (collectively, the “Company”) complied with the specified standards identified in Exhibit A to the Report of Management on Compliance (the “specified standards”) with respect to the secured notes issued by Principal Life Income Fundings Trust 2004-57 during the year ended December 31, 2004. Management is responsible for the Company’s compliance with those specified standards. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the specified standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the specified standards.

In our opinion, management’s assertion that Principal Financial Group, Inc. and Principal Life Insurance Company complied with the aforementioned specified standards during the year ended December 31, 2004, is fairly stated, in all material respects.

/s/ Ernst & Young LLP

Des Moines, Iowa
March 15, 2005

Report of Management on Compliance

I, as a member of management of Principal Financial Group, Inc. and Principal Life Insurance Company (collectively, the “Company”), am responsible for complying with the standards identified in the attached Exhibit A (the “specified standards”) with respect to the secured notes issued by Principal Life Income Fundings Trust 2004-57. I am also responsible for establishing and maintaining effective internal control over compliance with these specified standards. I have performed an evaluation of the Company’s compliance with the specified standards as of December 31, 2004 and for the year then ended. Based on this evaluation, I assert that during the year ended December 31, 2004, the Company complied, in all material respects, with the specified standards.

/s/ Ellen Z. Lamale
Ellen Z. Lamale
Senior Vice President and Chief Actuary

March 15, 2005

Exhibit A
Specified Standards

I. Funding Agreement Payments

Funding agreement payments have been:

1.	calculated according to the terms of the Funding Agreement; and

2.	promptly paid, within two business days of the due date, to the Indenture Trustee at the direction of the appropriate Principal Life Income Fundings Trust.

II. Guarantee Payments in Support of the Payment of Amounts Due on the Funding Agreement

Support of the payment of amounts due on the Funding Agreement, if any, have been:

1.	calculated according to the terms of the Funding Agreement; and

2.	promptly paid, within two business days of the due date, to the Indenture Trustee at the direction of the appropriate Principal Life Income Fundings Trust.

III. Payments Under Indenture

Confirmed that the Indenture Trustee has used the amounts described in I.1. and II.1., if any, to pay, within two business day of the due date, amounts due on the secured notes to the Depository Trust Company in accordance with the terms of the Indenture.